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               SECURITIES AND EXCHANGE COMMISSION


                     WASHINGTON, D.C. 20549


                            FORM 11-K


[X]Annual Report Pursuant to Section 15(d) of the Securities
   Exchange Act of 1934

For the fiscal year ended December 31, 1995

                               or

[ ]Transition Report Pursuant to Section 15(d) of the
   Securities Exchange Act of 1934



For the transition period from _________________ to
_______________


Commission file number 1-44



 A.Full title of the plan and address of the plan, if different from that of the issuer named below:

                 ADM SAVINGS AND INVESTMENT PLAN

 B.Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                 ARCHER DANIELS MIDLAND COMPANY
                            BOX 1470
                       DECATUR, IL  62525

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                  Audited Financial Statements

                 ADM Savings and Investment Plan

                        December 31, 1995







Report of Independent
Auditors.....................................                 3
Statements of Net Assets Available for Plan
Benefits...............                4
Statements of Changes in Net Assets Available for Plan
Benefits....                           5
Notes to Financial
Statements......................................              6

Item 27a--Schedule of Reportable Assets Held for Investment
Purposes                                                      9

Item 27d--Schedule of Reportable
Transactions......................                           10

Page 3

                 Report Of Independent Auditors



Administrative Committee
ADM Savings and Investment Plan
Decatur, Illinois


We have audited the accompanying statements of net assets available for plan benefits of ADM Savings and Investment Plan ("the Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year ended December 31, 1995 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                       /s/ ERNST & YOUNG, LLP
                                       ERNST & YOUNG, LLP
Minneapolis, Minnesota

June 20, 1996
Page 4

                 ADM Savings and Investment Plan
      Statements Of Net Assets Available For Plan Benefits

[CAPTION]

                                               December 31
                                            1995         1994
                                    ___________________________
Assets
 Cash and cash equivalents           $      2,171$    109,817

 Investments (Note 1)
   Archer Daniels Midland Company common
   stock                              205,004,592 220,040,463

   Pfizer Incorporated common stock     2,950,794   2,323,449

   Commingled fixed income funds        2,107,518     666,123

   Equity mutual funds                  2,938,280   1,035,588

   Commingled capital contract fund     2,162,048     104,789
                                       ___________ ___________
                                       215,163,232 224,170,412

 Contributions receivable from employer   475,444     455,246

 Contributions receivable from employees  689,500     660,968
                                       ___________ ___________

Net assets available for plan benefits$216,330,347$225,396,443
                                       =========== ===========

See accompanying notes.
6

Page 5
                 ADM Savings and Investment Plan

 Statements of Changes in Net Assets Available for Plan Benefits
[CAPTION]

                                  Year ended December 31
                                    1995         1994
                              ____________________________
Additions:
Contributions from Archer
 Daniels Midland Company         $6,109,855    $ 5,463,893
 (Note 2)
Contributions from
 participating employees          8,880,046      7,929,694
 (Note 2)
Transfer of Assets From           5,743,916              -
Qualified
  Merged Plan                         9,234         96,191
Transfer of Assets - Other
Investment income
 Dividends                        1,626,343        870,544
 Interest                           222,778          9,068
                                 __________     __________
                                 22,592,172     14,369,390
Deductions:
Benefit payments
 Common stock                     3,586,810      4,533,959
 Cash                             2,497,961      2,573,369
Other deductions (fees)               8,759          1,335

                                  _________      _________
                                  6,093,530      7,108,663
                                  _________      _________
                                 16,498,642      7,260,727

Net realized and unrealized
 (depreciation)appreciation
in  fair value of investments  (25,564,738)     64,746,322
                                 __________    ___________
Net increase (decrease)         (9,066,096)     72,007,049

Net assets available for plan
benefits at beginning of year   225,396,443    153,389,394
                                ___________   ____________
Net assets available for plan
benefits at end of year        $216,330,347   $225,396,443
                                ===========    ===========

See accompanying notes.

5
Page 6

                 ADM Savings And Investment Plan

                  Notes To Financial Statements

                        December 31, 1995


1. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investments

Investments are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the Plan year. Investments in commingled and mutual funds are stated at the reported net asset value on the last day of the Plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the trustee.

Plan Expenses

Brokerage commissions, transfer taxes and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities, or deducted from the sale proceeds, as the case be. Any remaining costs of administering the plan are currently paid by ADM and its affiliates. While it is anticipated that ADM and its affiliates will continue to pay these costs, the Plan does permit the reasonable expenses of administering the Plan to be paid from the trust fund. There are no charges or deductions, other than taxes, that may be made against the trust fund other than those described in this summary.

Plan Year

The Plan year is the twelve month period ending December 31, corresponding to the tax year of the Company.

2. Description of the Plan

The Plan is a defined contribution plan available to substantially all salaried employees of the Company who have completed one year of service. Under the terms of the Plan, employees electing to participate can contribute from 1% to 6% of their current gross cash compensation to the Plan, within ERISA limitations. In addition, the Company will match 100% of the first 2% employee contribution and 50% of the remaining 4% employee contribution. All contributions are received from the Company in the form of Archer Daniels Midland Company common stock and are fully vested to the participant.
6



Page 7

                 ADM Savings and Investment Plan

            Notes To Financial Statements (Continued)


The full value of an employee's account is payable following termination of employment. Withdrawals by active employees are permitted after completion of seven years of eligible service under specific circumstances. Withdrawal of shares acquired under 401(k) provisions is subject to hardship restrictions.

All plan assets are held and managed by National City Bank of Minneapolis (trustee of the Plan). The trust will continue for an indefinite period of time as provided by the Plan.


3. Investments

The Plan's investments are held by a bank administered trust fund. During 1995 and 1994 the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:
[CAPTION]

                                   Net
                               Appreciation
                              (Depreciation)
                              in Fair Value      Fair Value at
                                During Year       End of Year
                          _____________________________________
Year ended December 31, 1995
 Archer Daniels Midland Company
   common stock            $(26,865,424)        $205,004,592
 Pfizer Incorporated common stock659,991           2,950,794
 Commingled fixed income fund    148,884           2,107,518
 Equity mutual funds             331,392           2,938,280
 Commingled capital contract fund160,419           2,162,048
                              __________         ___________
                           ($25,564,738)        $215,163,232
                              ==========         ===========
Year ended December 31, 1994
 Archer Daniels Midland Company
   common stock              $64,539,405        $220,040,463
 Pfizer Incorporated common stock253,127           2,323,449
 Commingled fixed income fund   (46,726)             666,123
 Equity mutual funds             (2,924)           1,035,588
 Commingled capital contract fund  3,440             104,789
                              __________         ___________

                             $64,746,322        $224,170,412
                              ==========         ===========

At December 31, 1995 and 1994, the fair value of the Archer
Daniels Midland Company common stock represented 5% or more of the Plan's net assets.
7

Page 8
                 ADM Savings and Investment Plan

            Notes To Financial Statements (Continued)

4. Transactions with Parties-in-Interest

During the two years ended December 31, 1995, the Plan had the following transactions related to Archer Daniels Midland Company common stock:

                                         1995           1994
                                ______________________________

  Number of common shares contributed 850,844        529,920
  Number of common shares purchased   103,745          3,674
  Cost of common shares purchased  $1,564,832     $   85,778
  Cash dividends received          $1,590,716     $  764,933
  Shares received through stock dividends541,993   3,907,051

  Number of common shares sold        164,272         71,913
  Market value of common shares sold$2,863,115    $1,833,884
  Cost of common shares sold       $1,827,772     $1,220,787

5.  Plan Terminations

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. Upon termination, all amounts in participants' accounts are 100% vested.

6.  Income Tax Status

The Plan has received a determination letter from the Internal
Revenue Service dated April 10, 1996 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code").

Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax exempt status. The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Distributions of benefits to participants, their estates or beneficiaries, generally are subject to federal income tax as either income or capital gain depending on the event giving rise to the distribution and the method used.

7. Merger of Premiere Thrift Savings Plan

The Premiere Thrift Savings Plan, a qualified plan maintained by Premiere Technologies, Inc., a subsidiary of the Company, was merged into this plan and assets transferred in January 1995. The participants allocated their transferred funds in the Plan's investment options, except the ADM Stock Fund. All future contributions will be invested in the ADM Stock Fund. However, the merged Premiere participants have the option to re-allocate the transferred funds within the other investment options while they are active participants in the Plan.


Page 9

                 ADM Savings And Investment Plan
    Item 27a--Schedule of Assets Held For Investment Purposes


                        December 31, 1995
[CAPTION]

                          Description of
                      Investment Including
 Identity of Issue,  Maturity Date, Rate of
Borrower, Lessor or     Interest, Par or               Current
   Similar Party         Maturity Value      Cost       Value


Archer Daniels Midland
  Company *                11,389,144 shares
                           of common stock$67,550,416$205,004,5
92

Pfizer Incorporated        46,838 shares
                           of common stock1,240,011   2,950,794

Equity mutual funds
 Frank Russell--Real Estate
 Securities Fund       12,551 units        273,350     295,065
 Frank Russell--Equity I17,832 units       451,685     499,310
 Frank Russell--Equity II4,097 units       107,549     118,327
 Frank Russell--Equity III27,304 units     728,682     794,828
 Frank Russell--Equity Q16,437 units       436,570     499,679
 Frank Russell--International20,162 units  676,715     731,071
                                        __________ ___________
                                         2,674,551   2,938,280
 Frank Russell--Commingled capital contract
  fund                    137,631 shares
                          of common stock2,050,295   2,162,048

Commingled fixed income funds
 Federated High Yield Trust11,776 units    101,530     105,987
 Federated International Income
 Fund                   36,985 units       390,934     417,189
 Frank Russell--Multistrategy
 Bond Fund              10,221 units       100,107     105,688
 Frank Russell--Diversified
 Bond Fund              68,488 units     1,409,635   1,478,654
                                        __________ ___________
                                         2,002,206   2,107,518
                                        __________ ___________
Total assets held for investment        $75,517,479$215,163,232
                                         ========== ===========

 * Indicates party-in-interest to the Plan.

Page 10

                         ADM Savings And Investment Plan

                  Item 27d--Schedule of Reportable Transactions


                          Year ended December 31, 1995
[CAPTION]

                                                                                               Net
                                                              Purchase   Selling    Cost of    Gain
 Identity of Party Involved   Description of Asset/Transaction Price      Price      Asset    (Loss)


Category (iii)-Series of
 Transactions

National City Bank            Prime Cash Money Market Fund
                                 Purchased 24,373,041 units
                                   in 165 transactions     $24,373,041          $24,373,041
                                 Sold 24,464,819 units in
                                   162 transactions                  $24,464,819$24,464,819

Frank Russell Investment Company                            Frank Russell
Equity Funds
                                 Purchased 450,888 shares   $8,310,698           $8,310,698
                                   in 47 transactions
                                 Sold 220,678 shares                  $4,188,699 $4,058,549 $130,150
                                   in 84 transactions

Archer Daniels Midland Company Archer Daniels Midland Company
                               common stock
                                 Purchased or received for
                                   401(k) plan contribution
                                   882,491 shares in 24
                                   transactions            $16,554,733          $16,554,733
                                 Sold 164,272 shares in 52
                                   transactions                       $2,863,115 $1,827,772$1,035,343

There were no category (i), (ii) or (iv) transactions during the year.


Page 11

                            Signature



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                            ARCHER DANIELS MIDLAND COMPANY


                            /s/Douglas J. Schmalz
                            Douglas J. Schmalz
                            Vice President and Chief Financial
Officer

Dated:  June 26, 1996


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                                                     Exhibit 23






               CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-58387 dated April 3,
1995) pertaining to the ADM Savings and Investment Plan of our report dated June 20, 1996, with respect to the financial statements and schedules of the ADM Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1995.




                              /s/ ERNST & YOUNG, LLP
                              ERNST & YOUNG, LLP

Minneapolis, Minnesota
June 26, 1996


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